UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement.

On August 15, 2025, we entered into an underwriting agreement (the “Agreement”) with ThinkEquity LLC (the “Underwriter”), pursuant to which we issued and sold, in a firm commitment offering (the “Offering”), an aggregate of 2,075,000 of our common shares, no par value, and 1,425,000 pre-funded warrants at a public offering price of US$2.00 per common share (inclusive of the pre-funded warrant exercise price).

The Offering closed on August 18, 2025 and generated gross proceeds of US$7,000,00 before deducting underwriting discount and other Offering expenses payable by the Company. We intend primarily to use the net proceeds from this Offering for general corporate purposes and working capital, including for inventory management and servicing our floorplan lines of credit, general and administrative expenses and prosecuting patent applications relating to our E-Motion™ electric powertrain technology. We may also use a portion of the net proceeds from this Offering for acquisitions or strategic investments in complementary businesses or technologies, however as of the date of this report, no acquisition targets have been identified.

The common shares and pre-funded warrants offered and sold in the Offering were registered and sold pursuant to a registration statement (the “Registration Statement”) on Form F-1 (File No. 333-289547), which was initially filed with the United States Securities and Exchange Commission (the “Commission”) on August 12, 2025, and was declared effective by the Commission on August 15, 2025 and the final prospectus filed with the Commission on August 18, 2025 pursuant to Rule 424(b)(4) of the Securities Act of 1933, as amended (the “Securities Act”).

Pursuant to the, we have agreed that, subject to certain exceptions or prior written consent of the Underwriter, (i) we will not issue, or enter into any agreement to issue or announce the issuance or proposed issuance of our common shares (or securities deemed equivalent to common shares) for a period of sixty days following the closing of the offering and that (ii) we will not enter into a variable rate transaction for a period of six months following the closing of the offering. The Agreement contains customary representations, warranties and agreements on our part, indemnification obligations and other obligations of the parties.

The exercise price of each pre-funded warrant was CA$0.001. All 1,425,000 pre-funded warrants have been exercised as of August 18, 2025.

The underwriting discount was 6.5% and we granted the Underwriter an option expiring 45-days from the effective date of the Registration Statement to purchase up to an additional 525,000 of our common shares or pre-funded warrants to cover over-allotments representing 15% of the common shares and pre-funded warrants sold in the Offering. Additionally, we issued to the Underwriter and/or its designees warrants to purchase up to 175,000 common shares (the “Underwriter Warrants”). The Underwriter Warrants have a term of five years commencing August 15, 2025, are exercisable commencing August 18, 2025, and have an exercise price of US$2.50 per common share. The Underwriter Warrants, and the common shares issuable upon exercise thereof, were registered pursuant to the Registration Statement.

All common shares and pre-funded warrants described herein have been issued and sold, following satisfaction of closing conditions set forth in the Agreement.

This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

The foregoing descriptions of the Underwriter Warrants and Agreement are not complete and are qualified in their entirety by references to the full text of the form of the Agreement, Underwriter Warrant and pre-funded warrant which are filed as Exhibit 1.1, Exhibit 4.1, and Exhibit 4.2 respectively, to this Current Report on Form 6-K and are incorporated herein by reference.

The Canadian legal opinion, including the related consent, of Dentons Canada LLP relating to the issuance and sale of the common shares is filed as Exhibit 5.1 hereto.

Other Events.

On August 15, 2025, we issued a press release announcing the pricing of the Offering.

On August 18, 2025, we issued a press release announcing the closing of the Offering.

General

The information contained in this report on Form 6-K of the Company, except for the press releases furnished herewith as Exhibits 99.1 and 99.2 is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-267893) and Registration Statement on Form S-8 (File No. 333-264089).

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
1.1	Underwriting Agreement, dated August 15, 2025 between the Company and ThinkEquity LLC

4.1	Form of Underwriter Warrant (included in Exhibit 1.1)

4.2	Form of Pre-Funded Warrant

5.1	Opinion of Dentons Canada LLP

23.1	Consent of Dentons Canada LLP (included in Exhibit 5.1)

99.1	Press Release, dated August 15, 2025

99.2	Press Release, dated August 18, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: August 18, 2025	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer